UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42133

Rectitude Holdings Ltd

35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627
+65 6749 6647

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On January 21, 2025, the Company issued a press release entitled “Rectitude to Present at the Sidoti Micro-Cap Virtual Conference January 22-23.” Copies of the press release and the Company’s investor presentation are filed as Exhibit 99.1 and 99.2 to this Form 6-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Rectitude to Present at the Sidoti Micro-Cap Virtual Conference January 22-23
99.2	Investor presentation

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rectitude Holdings Ltd

Date: January 22, 2025	By:	/s/ Jian Zhang
	Name:	Jian Zhang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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